SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2009

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
C.N.P.J. No. 42.150.391/0001 -70 - NIRE 29300006939
MINUTES OF THE 558TH MEETING OF THE BOARD OF DIRECTORS

HELD ON MAY 05, 2009

On May 05, 2009, at 2:00 (two) p.m., at the Company’s offices located at Avenida das Nações Unidas, 8.501, 24th floor, São Paulo/SP, CEP 05.425 -070, the 558th Meeting of the Board of Directors of BRASKEM S.A. was held with the presence of the undersigned Board Members. The Chairman of the Board, Mr. Marcelo Bahia Odebrecht, Member José Mauro Mettrau Carneiro da Cunha, as well as their alternates, and Member Álvaro Fernandes da Cunha Filho, who was replaced by Member Newton de Souza, according to the representation letter previously sent in accordance with the procedure set out in the Company’s Bylaws, justified their absence. The Company’s Chief Executive Officer, Bernardo Gradin, Officers Carlos Fadigas and Victor Pais, as well as the Chairman of the Fiscal Council, Mr. Ismael Abreu, Messrs. Nelson Raso, Guilherme Furtado, Marco Antônio Ferreira Villas Boas, André Amaro and Ms. Marcella Menezes Fagundes were present at the meeting. The Vice Chairman of the Board of Directors, Mr. Djalma Rodrigues de Souza presided the meeting and Ms. Marcella Menezes Fagundes acted as secretary. AGENDA: I) Subjects for Deliberation: After proper analysis of the Proposals for Deliberation (“PD”), copies of which and related documents were previously sent to the Board Members as provided for in its Internal Regulations, and will remain duly filed at the Company’s headquarters, the following decisions were unanimously taken: 1) INDIVIDUALIZATION OF THE COMPENSATION OF THE MANAGMENT – pursuant to the provisions in article 25, items “f” and “h” of article 26 of the Company’s Bylaws, the individualization of the directors and executive officers’ compensation was approved, as per (i) the annual amounts approved by the Ordinary General Meeting held on April 15, 2009, and (ii) the proposal from the Committee of Persons and Organization contained in the minutes of the meeting of such Committee held on April 28, 2009, previously submitted for cognizance and review by the Board Members; 2) PD.CA/BAK- 07/2009 – Petrochemical Naphtha Purchase and Sale Agreement – execution by the Company of the naphtha purchase and sale agreement with Petróleo Brasileiro S/A – Petrobras was authorized, according to the terms and conditions described in the respective PD. The Board Members also recommended that the Board of Executive Officers should give preference to the payment term negotiation schedule for the supply of naphtha similar to other production chains; 3) PD.CA/BAK-08/2009 – Formation of a Wholly Owned Subsidiary of Braskem Spain and formation of a subsidiary of Braskem Spain in Venezuela – authorization of (i) the implementation of the corporate structure proposed in Exhibit 1 to the respective PD, and (ii) execution of the documents and agreements required to formalize this resolution; II) Subjects for Acknowledgment: The respective Officers and/or persons in charge of the matters set out in this item II expounded the following, to wit: 1) the Company’s Results for the 1st Quarter of 2009; 2) Report from the Coordinator

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000
Escritórios: Salvador/BA - Av. Magalhães Neto, 1856, Ed TK Tower, s. 1101 a 1.103 e 1108, Pituba - CEP 41810-012 - Tel. (71) 3271-2044 - Fax (71) 3342-3698
São Paulo/SP – Av. das Nações Unidas, 8501, 23, 24, e parte do 25 andares, Alto de Pinheiros, CEP. 05425-070 – Tel. (11) 3576-9999 – Fax (11) 3576-9197

BRASKEM S.A.
C.N.P.J. No. 42.150.391/0001 -70 - NIRE 29300006939
MINUTES OF THE 558TH MEETING OF THE BOARD OF DIRECTORS

HELD ON MAY 05, 2009

of the Finance and Investment Committee of Follow-up on Investments approved by the Board of Directors; and 3) Petroquímica Triunfo: Updating. III) Subjects of Interest of the Company: Nothing to register. IV) Adjournment- As there were no further subjects to be discussed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all of the Board Members present at the meeting, by the Chairman and by the Secretary of the Meeting. São Paulo/SP, May 5, 2009. [Signatures: Djalma Rodrigues de Souza - Vice Chairman; Marcela Menezes Fagundes - Secretary; Alvaro Fernandes da Cunha Filho (by Newton Sergio de Souza); Alfredo Lisboa Tellechea; Antonio Britto Filho; Edmundo José Correia Aires; Francisco Pais; José de Freitas Mascarenhas; Newton Sergio de Souza and Paulo Henyan Yue Cesena].

The above matches the original recorded in the proper book.

Marcella Menezes Fagundes
Secretary

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000
Escritórios: Salvador/BA - Av. Magalhães Neto, 1856, Ed TK Tower, s. 1101 a 1.103 e 1108, Pituba - CEP 41810-012 - Tel. (71) 3271-2044 - Fax (71) 3342-3698
São Paulo/SP – Av. das Nações Unidas, 8501, 23, 24, e parte do 25 andares, Alto de Pinheiros, CEP. 05425-070 – Tel. (11) 3576-9999 – Fax (11) 3576-9197

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2009
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.